February 26, 2013

Via EDGAR

Mr. David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Alliant Techsystems Inc.

Form 10-K for the fiscal year ended March 31, 2012

Filed May 25, 2012

File No. 001-10582

Dear Mr. Humphrey:

This letter is in reference to your letter dated February 12, 2013 containing comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on the Alliant Techsystems Inc. (“the Company”) Form 10-K for the fiscal year ended March 31, 2012. Pursuant to our telephone call on February 22, 2013 with Juan Migone of your office, the Company requires additional time to respond fully to the Staff’s comments and has therefore requested an extension of time to complete our response. I am confirming that, in accordance with our discussion with Mr. Migone, the Company anticipates responding to the comments contained in your letter on or before March 15, 2013.

If you have any questions, please do not hesitate to contact me at 703-412-3244.

Sincerely,

/s/ Neal S. Cohen
Neal S. Cohen

Senior Vice President and Chief Financial Officer